

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2015

Via E-mail
Young-Hoon Lee
Chief Financial Officer
POSCO
POSCO Center, 440 Teheran-ro, Gangnam-gu
Seoul, Korea 135-777

> **Re: POSCO**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed April 29, 2015**
> **File No. 1-13368**

Dear Mr. Lee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 43
Item 5.A. Operating Results, page 43

1. We note that the Trading Segment contributed 31.8% of total revenue prior to consolidated adjustments and basis difference. We further note that the Trading Segment's total revenue increased 20.6%. Please substantially revise your discussion and analysis of the Trading Segment's total revenue to provide investors with an understanding of the specific factors that resulted in the significant increase in total revenue but did not result in a material change to gross profit margin. For example, an enhanced analysis would explain to investors why there was an increase in third-country trades for the trading product category and why there was a decrease in export sales trading sales of steel and metal. Please refer to Item 5 of Form 20-F and Section 501.12.b. of the Financial Reporting Codification for guidance.

<u>Income Tax Expense, page 62</u>

2. We note that your effective tax rate significantly increased for fiscal year 2014. Please expand your disclosures for each of the factors disclosed contributing to the increase in the effective tax rate to provide investors with additional insight of the nature of the factors. For example, it is unclear why there was a tax increase related to investments in subsidiaries, associates and joint ventures. Please refer to Item 5 of Form 20-F and Section 501.12.b. of the Financial Reporting Codification for guidance.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may Tracey Houser, Staff Accountant, at (202) 551-3736, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton, Staff Attorney, at (202) 551-3791, or in his absence, or Pamela Long, Assistant Director, at (202) 551-3765 with any other questions.

    Sincerely,

    /s/ Terence O'Brien

    Terence O'Brien
    Accounting Branch Chief